Exhibit 99.1

Nanox to Report Fourth Quarter 2022 Financial Results on March 9, 2023

NEVE ILAN, Israel, Feb 23, 2023 (GLOBE NEWSWIRE) -- NANO-X IMAGING LTD ("Nanox" or the "Company," Nasdaq: NNOX) will report its financial results for the fourth quarter ended December 31, 2022 before market on Thursday, March 9, 2023. Erez Meltzer, Chief Executive Officer, and Ran Daniel, Chief Financial Officer, will host a conference call to review these results and provide a business update beginning at 8:30 a.m. ET.

Interested parties may register for the conference call using the following link: Nanox Q4 2022 Earnings Registration Link. You may access the live webcast of the conference call by using the following link: Nanox Q4 2022 Earnings. The link will also be posted in the Investor Relations section of the Nanox website at Events and Presentations.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. The vision of Nanox is to increase the early detection of medical conditions that are discoverable by medical image technologies based on X-rays, which Nanox believes is key to increasing early prevention and treatment, improving health outcomes, and, ultimately, saving lives. Nanox is developing a holistic imaging solution, which includes the Nanox System, comprised of the Nanox.ARC using its novel MEMs X-ray source technology, and the Nanox.CLOUD, a companion cloud software, integrated with AI solutions and teleradiology services. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to arisks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of the recent acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; and (x) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this report to conform these statements to actual results or to changes in the Company’s expectations.

Investors:
Mike Cavanaugh
ICR Westwicke
IR@nanox.vision

Media:
Rachael Roselli
ICR Westwicke
NanoxPR@icrinc.com

Source: NANO-X IMAGING LTD